

Frederic Blum・Vice President of Retail and Sales

Fred Blum currently serves as the Vice-President of Retail and Sales for Saleen Automotive. Prior to this role, Fred served as President of US Automotive International, a consulting firm focused on advising clients in the automotive industry on sales, marketing and distribution. Fred has also served as Executive Director of the Aljomaih Automotive Company, a distributor of General Motors in Saudi Arabia. Fred has a Bachelor's Degree in Business from the University of Minnesota, Carlson School of Business. He has been involved with the Company since 2013.